UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

QUINTANA MARITIME LIMITED
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y71696109
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 1,003,235
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,003,235
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 1,003,235
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,003,235
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: WSV Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 210,109
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 210,109
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON IA/OO

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 210,109
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 210,109
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON HC/PN

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: Reid S. Walker. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 1,216,844
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,216,844
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,844
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: G. Stacy Smith. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 1,213,344
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,213,344
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,344
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

CUSIP No. Y71696109
1	NAME OF REPORTING PERSON: Patrick P. Walker. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 210,109
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 210,109
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,109
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*
12	TYPE OF REPORTING PERSON HC/IN

* Based on 50,166,690 shares issued and outstanding as of October 31, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006.

This Schedule 13G relates to the common stock (“Common Stock”) of QUINTANA MARITIME LIMITED acquired by (i) WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and (4) HHMI Investments, L.P., a Delaware limited partnership (“HHMI”), and (ii) WSV Management, L.L.C., a Texas limited liability company (“WSV”), for the account of (1) WS Opportunity Fund, L.P., a Texas limited partnership (“WSO”), (2) WS Opportunity Fund (Q.P.), L.P., a Texas limited partnership (“WSOQP”), and (3) WS Opportunity Fund International, Ltd., a Cayman Islands exempted company (“WSO International”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WSV is the general partner of WS Ventures Management, L.P., a Texas limited partnership (“WSVM”), which is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: QUINTANA MARITIME LIMITED

Item 1(b).	Address of Issuer's Principal Executive Offices:

c/o Quintana Management LLC
Pandoras 13 & Kyprou Street
166 74 Glyfada, Greece

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number: Y71696109

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Reid S. Walker is the beneficial owner of 1,216,844 shares of Common Stock, which includes (i) 1,003,235 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and HHMI, (ii) 210,109 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International and (iii) 3,500 shares of Common Stock held in certain private investment accounts

G. Stacy Smith is the beneficial owner of 1,213,344 shares of Common Stock, which includes (i) 1,003,235 shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP and WS International and HHMI and (ii) 210,109 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP, WSO International.

Patrick P. Walker is the beneficial owner of 210,109 shares of Common Stock, reflecting 210,109 shares beneficially owned by WSV and WSVM for the accounts of WSO, WSOQP and WSO International.

WS Capital and WSC Management are the beneficial owners of 1,003,235 shares of Common Stock for the accounts of WSC, WSCQP, WS International and HHMI.

WSV and WSVM are the beneficial owners of 210,109 shares of Common Stock for the accounts of WSO, WSOQP and WSO International.

(b)	Percent of Class: See Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

WSC Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management’s clients.

WSV is an investment adviser registered with the State of Texas and is the general partner of WSVM and, as such, has beneficial ownership of the securities held by its clients, WSO, WSOQP and WSO International. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are the sole principals of WSV, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSV’s clients.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 9, 2007

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of QUINTANA MARITIME LIMITED and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 9, 2007.

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER